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RG Approved 08/18/2022

Innovatly Inc.

Cosmetics, Pharmaceuticals & Biotechnology

Deal Highlights
Company Overview
The Team
Deal Terms
Documents
Updates
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FAQs
Contact



innovatly

Total Investors

Amount Raised

Invest

$3.33
Price Per Share

$1,000.00
Minimum Investment

Equity
Common Stock
Securities Offered

View Offering Circular

A Suite of Innovative Skincare Products Delivering Long-Lasting Results, Faster

Innovatly is a consortium representing new and rising brands from Europe. We actively seek new partnerships to co-develop leading-edge products.

We carry a diverse and growing portfolio introducing advanced products and rising brands that pack a punch: IPSYLON, clinically tested skincare with fast detaching microneedle patches for easy, effective treatment of a wide variety of skin types, ages and genders.

We are more than a run-of-the-mill distribution company. We have deep ties to new brands in the skin and health care sectors. The brands we represent have a high level of expertise in their industry. We guide their journey to market with an experienced team of professionals.

We cut through the noise with practical products that speak for themselves.

Company Overview



What We Do

Our vision is to introduce innovative skin and healthcare products for the contemporary consumer by sourcing and transferring technology to create distinctive brands.

We help consumers discover and access honest, groundbreaking products that work. We attract and grow new audiences with straightforward marketing mixed with creative social media solutions to drive engagement, build loyalty and create brand affinity.



Our Mission

To Help Retailers



We co-develop innovative products and a portfolio of exclusive brands.

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To Shape Trends with Products that Work

Innovatly shapes trends in skin and health care with cutting-edge products. Our experienced professionals understand what modern consumers want, and we fill that niche.

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To Help Our Brands Reach Their Targets

Innovatly represents impressive brands in the skin and health care sectors. Our easy-to-use, effective products meet the demands of a modern, fast-paced lifestyle.

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Pitch Deck


innovatly
Reshaping skin and healthcare with cutting-edge products that solve 21st century challenges
INVESTOR DECK – Q2 2022
CONFIDENTIAL
Solely intended to the recipient
DISCLAIMER:
No money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform, and a person's indication of interest involves no obligation or commitment of any kind.

Products


IPSYLON
IPSYLON
IPSYLON
IPSYLON
IPSYLON

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IPSYLON

IPSYLON products use a unique technology of fast-detaching dissolving microneedles. This simple technique is effective and takes only two minutes. IPSYLON has an addressable market of $15B and is one of the fastest growing sub-segments in skincare.

Skin and healthcare products, co-development with selected players of new products that address specific skin and health needs.

Strategy: Creating a strong digital brand, across 3 main consumer groups:

- **The Convinced Patch User**

Focusing on the 2-minute USP with a targeted message, advantage over other patches and brands, while stating that the product works, it is skincare that delivers results but in a better manner. May not need to know why and how, just that it's better – shorter application time.

Buys online. We place ads based on microneedle keywords as user is familiar with that, also can link to existing brands (Natura Bisse, Vichy) available locally.

- **The Efficacy Searcher**

User who will seek advice and read online and in publications. We need to push the data forward.

Ads placed with medicalized keywords, efficacy, effectiveness, data, use of images. Publicommercial like onDrugDelivery article. Why IPSYLON works – and why it is different than creams and serums. Promote the USP and the results: a beauty product that delivers. Some will be interested on the 'how': technology.

- **The Curious**

Make it look interesting to try, use video content, educate and tease, demonstrate this is next-gen skincare. Make special offers, make it look like the new trend not to be missed. Make the marketing content intruiguing, different than other brands to catch the eye. Novelty in the market that has to be tried.

The Team



20+ years in managing and developing businesses in retail, fashion, lifestyle and cosmetics. Board level experience, business education. Spanish, based in US/Latam.

LinkedIn

Jose Escudero Roldan

CEO



Board level and CFO experience for both multinationals and startups. Manages accounting firm, in charge of Finance function. Canadian.

LinkedIn

Brad Williams

CFO



Brand development and marketing specialist, developed and executed marketing strategies for cosmetic brands. Colombia, based in US/Latam.

LinkedIn

Alejandro Sanchez Murillo

CMO



Jean-Daniel Sciboz

COO/CAO

Serial entrepreneur, heading organizational functions across startups, co-founder of SeriTech group, Swiss national.

LinkedIn

Deal Terms

$3.33 per share (Minimum: 30 shares)
Raise Target:$5M
All Investors Welcome (All income and wealth levels)

Fundraising Description

Round Type:	Seed Plus
Round Size:	US $5,000,000
Raised to Date:	US $1,000 (US $1,000 under Reg CF Deal)
Minimum Investment:	US $1,000

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Use of Funds

IPSYLON Launch	$1,000,000.00
USA Registration/Marketing & Development	$250,000.00
Human Resources - Administration	$1,000,000.00
Base New Product	$1,000,000.00
Clinical Trials	$1,250,000.00
Total	**$5,000,000.00**

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View Offering Circular

Risks and Disclosures

Investing in start-up or early developmental companies is very risky and you should be prepared to lose your investment or wait a significant time before realizing any economic prepared to lose your investment or wait a significant time before realizing any economic benefit from it. Therefore, it's very important that you consider your immediate and future income needs and invest no more than you can afford to lose.

Securities purchased in a crowdfunding transaction generally cannot be resold for a specific period of time, unless certain conditions are met. We encourage you to thoroughly read all offering documentation and refer to our Investor FAQ's to ensure you are familiar with the characteristics of the types of securities JUSTLY offers, and the risks associated with them. Please ensure you understand the terms of what you are investing in before investing.

Documents

Offering Circular (1 File)

Offering Circular Supplement (1 File)

Updates

Check back here for the latest news!

Comments

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FAQs

The Basics

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising

which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Innovatly Inc.

How does investing work?

When you complete your investment on JUSTLY, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the issuer. Once the Issuer accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Issuer in exchange for your securities.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You will receive (at minimum) an annual report with updates from the Issuer to keep you informed about the progress of the company. This annual report includes important information that a company will want to share with its investors to keep them engaged and informed. In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now the Issuer does not plan to list these securities on a national exchange or another secondary market. At some point the Issuer may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Issuer either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can view your portfolio of investments by setting up an account. You will receive a link and instructions on how to set up a complimentary account in the Investment Confirmation you will receive via email when you make the investment. If the offering closes successfully and you are accepted as a shareholder/investor, you may receive periodic updates from the Company. Please review the Form C for more details.

Contact

7852 Eisenhower Street
Ventura, CA 93003
(805)-222-4467
innovat-ly.com

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Invest

$3.33
Price Per Share

$1,000.00
Minimum Investment

Comments

FAQs

Contact

Minimum Investment

Equity
Common Stock

Securities Offered

View Offering Circular